Exhibit 15

April 15, 2019

Address 1

Address 2

City, State, Zip

Dear -----------,

Hall Structured Finance II, LLC (HSF II) has made the 1st quarter distribution of 2019. Your interest payment has been paid either by direct deposit or check (if elected). For IRA custodial accounts, your distribution was sent to the custodian on your behalf.

During the 1st quarter of 2019, two new loans were closed for a total of $79.3 million. The first was in January for a combined flag Aloft and Element Hotel in Orlando, Florida.  The loan amount was $41.8 million and bears interest at 30-day LIBOR plus 7.95%. The second was in February for a Reverb brand hotel in Atlanta, Georgia. The Loan amount was $37.5 million and bears interest at 30-day LIBOR plus 7.50%.

Conduent Securities Services, Inc. (ACS), the transfer agent for HSF II, coordinates and processes your quarterly interest payments and annual 1099 tax reporting. Please note that your direct deposit or check will be distributed by ACS and direct deposits may reflect their name. Should you need to contact Conduent moving forward, they may be reached at (214) 887-7699. Please contact us with any questions you may have concerning HALL Structured Finance II, LLC or the terms of your investment.

Sincerely,

Mark Blocher	Whitney Jacobson
214.269.9517	707.286.7105
mblocher@hallstructured.com	wjacobson@hallstructured.com

HALL STRUCTURED FINANCE II, LLC

2323 ROSS AVENUE, SUITE 200 • DALLAS, TX 75201 • 214.269.9517 • HALLSTRUCTUREDFINANCE.COM